Via Facsimile (212) 751-4864 and U.S. Mail


Peter Labonski, Esq.
Latham & Watkins LLP					July 27, 2006
885 Third Avenue
New York, New York 10022
(212) 906-1200

RE:	Integra Lifesciences Holdings Corporation
	Schedule TO-I
	Date Filed: July 17, 2006
	File No. 005-45421

Dear Mr. Labonski:

We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Summary, page 2

1. Please eliminate the phrase from the second paragraph that the summary "is qualified in its entirety" by reference to the terms of the offer described more fully in the offer to exchange and in the related letter of transmittal. The qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used in other places in the document with respect to summary of various agreements including at pages 30, 58, and 71. Please revise accordingly.

New Notes, page 5

2. Please revise your characterization of the information in the summary as "not complete." The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete.

Summary Comparison of the Old Notes and the New Notes, page 10

3. In a prominent location in this comparison chart, please include a subordination entry, that details the differences of the priority of the new notes, as described on pages 43-46, with the priority of the old notes, if any. Further, we believe that if such differences exist, you should add disclosure on such matter in your risk factor on page 27.

Important Reservation of Rights Regarding the Offer, page 34

4. The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because the language in the penultimate bullet of this section states that the offeror may waive any of the conditions at any time, both before and after the expiration, it appears the offeror intends for its conditions to survive offer expiration. Please revise here and throughout your disclosure to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

Conditions of the Offer, page 36

5. We note your statement on page 36, regarding the conditions, that "[a]ny determination by us concerning the events described above will be final and binding upon all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding changes throughout your document including on page
36.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company is in possession of all facts relating to the company`s disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please file an amended Schedule TO in response to these comments. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses. Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3257 or by facsimile at
(202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions